Exhibit 99.1

Foresight to Launch Its COVID-19 Symptom Detection Solution in Japan at SEECAT 2020 Exhibition

The solution will be presented by a leading Japanese trading house, which distributes various products to both governmental and commercial channels

Ness Ziona, Israel – October 21, 2020 - Foresight Autonomous Holdings Ltd. (NASDAQ and TASE: FRSX), an innovator in automotive vision, will launch its COVID-19 symptom detection mass screening solution at SEECAT 2020 exhibition, October 21-23, 2020 in Tokyo, Japan. The solution will be presented by a leading Japanese trading house focusing on communication and security solutions, which has worked with various Israeli technology companies for more than 25 years, providing solutions to protect critical facilities such as borders, airports, and nuclear reactors.

The Japanese trading house will present Foresight’s solution, designed to rapidly and accurately detect some of the main symptoms associated with the COVID-19 virus. The first generation of the solution, comprised of a thermal and a visible-light camera, detects elevated body temperature and signs of fatigue. A successful presentation at the SEECAT 2020 exhibition may lead to possible commercialization of Foresight’s solution in various governmental premises and critical facilities.

“We are excited to exhibit, for the first time, the first generation of our COVID-19 screening solution. The leading Japanese trading house requested that we exhibit our screening solution at SEECAT 2020 Japan, a technology exhibition targeting potential clients from the public safety and defense sector, as well as those representing key energy services and large commercial facilities. As the COVID-19 pandemic crisis remains a matter of international importance, it is of great concern to find a solution that will help to detect early symptoms and allow the world to safely return to events and services with large population flows,” said Haim Siboni, CEO of Foresight.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, please visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn, the contents of which are not incorporated into this press release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses presenting its COVID-19 symptom detection mass screening solution at SEECAT 2020 and that a successful presentation at the SEECAT 2020 exhibition may lead to possible commercialization of the solution. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654